Exhibit 4.2

16 Yauzsky Boulevard, Moscow 109028

OJSC Wimm-Bill-Dann

24 June, 2008

Dear Sirs,

Pending final agreement of the two packaging material supply contracts between CJSC Tetra Pak and OJSC Wimm-Bill-Dann and CJSC Tetra Pak and OJSC WBD-Beverages, respectively, for the 2008 calendar year, we hereby confirm that the purchase of supplies by  OJSC Wimm-Bill-Dann and OJSC WBD-Beverages from CJSC Tetra Pak shall continue in 2008 in accordance with the principal terms of the contracts signed by the parties in 2007, subject to adjustment upon conclusion of the 2008 contracts based on the terms of the 2008 contracts.

Sincerely,

/s/ W. Muehling
W. Muehling
CJSC Tetra Pak

Accepted and Agreed:

/s/ A.V. Skorobogatov
A.V. Skorobogatov:
on behalf of OJSC Wimm-Bill-Dan and OJSC WBD-Beverages